UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MINERVA NEUROSCIENCES, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

603380106

(CUSIP Number)

44 Esplanade, 5th Floor,

St. Helier, Jersey JE1 3FG,

Channel Islands

and

44 Esplanade,

St. Helier, Jersey JE4 9WG,

Channel Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 603380106	SC 13D/A	Page 2 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) INDEX VENTURE ASSOCIATES III LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,297,995 (a)(b)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,297,995 (a)(b)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,297,995 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.9% (c)
14	Type of Reporting Person (See Instructions) CO

(a)

Index Venture Associates III Limited (“Index Venture III”) is the general partner of Index Ventures III (Delaware) L.P. (“IVIII Delaware”), Index Ventures III (Jersey) L.P. (“IVIII Jersey”), Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. (“IVPEF III,” and collectively with IVIII Delaware and IVIII Jersey, the “Index III Funds”). Yucca (Jersey) SLP (“Yucca”) is a co-investment vehicle that is contractually required to mirror the Index III Funds’ investment and is an affiliate of Index Venture III. As a result, Index Venture III may be deemed to share voting and dispositive power over the shares of common stock of the Issuer (“Common Stock”) held by the Index III Funds and certain shares held by Yucca.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 3 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) INDEX VENTURES III (JERSEY) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 737,827 (a)(b)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 737,827 (a)(b)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 737,827 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.9% (c)
14	Type of Reporting Person (See Instructions) PN

(a)

IVIII Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, the general partner of IVIII Jersey, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the SEC on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 4 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) INDEX VENTURES III (DELAWARE) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,498,821 (a)(b)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,498,821 (a)(b)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,498,821 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.8% (c)
14	Type of Reporting Person (See Instructions) PN

(a)

IVIII Delaware has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, the general partner of IVIII Delaware, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the SEC on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 5 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) INDEX VENTURES III PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,700 (a)(b)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,700 (a)(b)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,700 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1% (c)
14	Type of Reporting Person (See Instructions) PN

(a)

IVPEF III has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, the general partner of IVPEF III, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the SEC on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 6 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) INDEX VENTURE ASSOCIATES IV LIMITED
2	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,131,258 (a)(b)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,131,258 (a)(b)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,131,258 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.9% (c)
14	Type of Reporting Person (See Instructions) CO

(a)

Index Venture Associates IV Limited (“Index Venture IV”) is the general partner of Index Ventures IV (Jersey) L.P. (“IVIV Jersey”) and Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P. (“IVPEF IV,” and together with IVIV Jersey, the “Index IV Funds”). Yucca (Jersey) SLP (“Yucca”) is a co-investment vehicle that is contractually required to mirror the Index IV Funds’ investment and is an affiliate of Index Associates IV. As a result, Index Venture IV may be deemed to share voting and dispositive power over the shares of common stock of the Issuer (“Common Stock”) held by the Index IV Funds and certain shares held by Yucca.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the SEC on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 7 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) INDEX VENTURES IV (JERSEY) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,024,923 (a)(b)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,024,923 (a)(b)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,923 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.6% (c)
14	Type of Reporting Person (See Instructions) PN

(a)

IVIV Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture IV, the general partner of IVIV Jersey, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the SEC on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 8 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 97,285 (a)(b)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 97,285 (a)(b)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,285 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2% (c)
14	Type of Reporting Person (See Instructions) PN

(a)

IVPEF IV has sole voting and dispositive control over these shares of Common Stock, except that Index Venture IV, the general partner of IVPEF IV, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the SEC on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 9 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) INDEX VENTURE ASSOCIATES V LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 827,429 (a)(b)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 827,429 (a)(b)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 827,429 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1% (c)
14	Type of Reporting Person (See Instructions) CO

(a)

Index Venture Associates V Limited (“Index Venture V”) is the general partner of Index Ventures V (Jersey) L.P. (“IVV Jersey”) and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (“IVPEF V,” and together with IVV Jersey, the “Index V Funds”). Yucca (Jersey) SLP (“Yucca”) is a co-investment vehicle that is contractually required to mirror the Index V Funds’ investment and is an affiliate of Index Associates V. As a result, Index Venture V may be deemed to share voting and dispositive power over the shares of common stock of the Issuer (“Common Stock”) held by the Index V Funds and certain shares held by Yucca.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the SEC on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 10 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) INDEX VENTURES V (JERSEY) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 810,520 (a)(b)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 810,520 (a)(b)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 810,520 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1% (c)
14	Type of Reporting Person (See Instructions) PN

(a)

IVV Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture V, the general partner of IVV Jersey, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the SEC on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 11 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,567 (a)(b)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,567 (a)(b)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,567 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1% (c)
14	Type of Reporting Person (See Instructions) PN

(a)

IVPEF V has sole voting and dispositive control over these shares of Common Stock, except that Index Venture V, the general partner of IVPEF V, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the SEC on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 12 of 17

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) YUCCA (JERSEY) SLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 54,039 (a)(b)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 54,039 (a)(b)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 54,039 (a)(b)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1% (c)
14	Type of Reporting Person (See Instructions) PN

(a)

Yucca is a co-investment vehicle that is contractually required to mirror the investments of the Index III Funds, Index IV Funds and Index V Funds. Yucca has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, Index Venture IV and Index Venture V, affiliates of Yucca, may be deemed to share the right to direct the voting and dispositive control over the shares held by Yucca which track the investments of the Index III Funds, Index IV Funds and Index V Funds, respectively.

(b)	See Items 2, 4 and 5.
(c)

The percent of class was calculated based on 39,025,471 shares of Common Stock outstanding as of May 1, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the SEC on May 6, 2019.

CUSIP No. 603380106	SC 13D/A	Page 13 of 17

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”) originally filed with the Securities and Exchange Commission (“SEC”) on July 18, 2014, as amended March 23, 2015 (“Amendment No. 1”), as amended on September 27, 2016 (“Amendment No. 2”), and as further amended on October 5, 2018 (“Amendment No. 3”) and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Minerva Neurosciences, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 1601 Trapelo Road, Suite 284, Waltham, MA 02451. This Amendment No. 4 amends and supplements Items 2, 4, and 5 of the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

1. Item 2 of the Schedule 13D is hereby amended and restated as follows to update certain of the addresses set forth in Item 2(b) and to update Schedule A to reflect a change of address for the directors of Index Venture Associates III Limited. Schedule A attached hereto is amended and restated in its entirety.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement is being filed by: (i) Index Venture Associates III Limited, a Jersey (Channel Islands) corporation (“Index Venture III”); (ii) Index Ventures III (Delaware) L.P., a Delaware partnership (“IVIII Delaware”); (iii) Index Ventures III (Jersey) L.P., a Jersey (Channel Islands) partnership (“IVIII Jersey”); (iv) Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P., a Jersey (Channel Islands) partnership (“IVPEF III”); (v) Index Venture Associates IV Limited, a Jersey (Channel Islands) corporation (“Index Venture IV”); (vi) Index Ventures IV (Jersey) LP, a Jersey, (Channel Islands) partnership (“IVIV Jersey”); (vii) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP, a Jersey (Channel Islands) partnership (“IVPEF IV”); (viii) Index Venture Associates V Limited, a Jersey (Channel Islands) corporation (“Index Venture V”); (ix) Index Ventures V (Jersey) LP, a Jersey (Channel Islands) partnership (“IVV Jersey”); (x) Index Ventures V Parallel Entrepreneur Fund (Jersey) LP, a Jersey (Channel Islands) partnership (“IVPEF V”); and (xi) Yucca (Jersey) SLP, a Jersey (Channel Islands) partnership (“Yucca,” and together with IVIII Delaware, IVIII Jersey, IVPEF III, IVIV Jersey, IVPEF IV, IVV Jersey and IVPEF V, the “Index Funds”).

Each of the foregoing persons or entities is referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

(b) The principal executive offices of Index Venture III, IVIII Delaware, IVIII Jersey and IVPEF III are located at 44 Esplanade, 5th Floor, St. Helier, Jersey JE1 3FG, Channel Islands. The principal executive offices of Index Venture IV, IVIV Jersey, IVPEF IV, Index Venture V, IVV Jersey, IVPEF V and Yucca are located at 44 Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands.

(c) Index Venture III, Index Venture IV and Index Venture V are corporations organized in Jersey, Channel Islands, and the persons serving as directors and executive officers are set forth on Schedule A hereto. Index Venture III’s principal business is acting as the general partner of IVIII Delaware, IVIII Jersey and IVPEF III. Index Venture IV’s principal business is acting as the general partner of IVIV Jersey and IVPEF IV. Index Venture V’s principal business is acting as the general partner of IVV Jersey and IVPEF V. The principal business of each of the Index Funds is to make investments in the securities of privately held and other businesses.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 603380106	SC 13D/A	Page 14 of 17

2. Item 4 of the Schedule 13D is hereby amended and restated as follows:

ITEM 4.	PURPOSE OF TRANSACTION

The transactions giving rise to the filing of Amendment No. 4 were the sales, in each case, by way of open market transactions on June 12, 2019, at prevailing market prices, as set forth on Annex I attached to this Schedule 13D.

On December 12, 2016 the Index Funds exercised 202,634 share warrants for 202,634 shares of Common Stock as follows: (i) 35,376 shares of Common Stock were acquired by IVIII Jersey; (ii) 71,862 shares of Common Stock were acquired by IVIII Delaware; (iii) 1,280 shares of Common Stock were acquired by IVPEF III; (iv) 48,790 shares of Common Stock were acquired by IVIV Jersey; (v) 4,631 shares of Common Stock were acquired by IVPEF IV; (vi) 38,584 shares of Common Stock were acquired by IVV Jersey; (vii) 313 shares of Common Stock were acquired by IVPEF V; and (viii) 1,798 shares of Common Stock were acquired by Yucca.

The Reporting Persons acquired the securities described in the Schedule 13D for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer.

The Reporting Persons expect to consider and evaluate on an ongoing basis all their options with respect to their investment in the Issuer. The Reporting Persons expect to engage in discussions with representatives of the Issuer and others, including dealers, concerning the Reporting Persons’ investment in the Issuer and the Issuer’s business, strategy and dealer network. The Reporting Persons may suggest or take a position with respect to potential changes in the operations or strategy of the Issuer, such as disposing of one or more businesses or assets, or changing marketing, sales or distribution strategies.

The Reporting Persons may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Reporting Persons may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Reporting Persons’ general investment policies and other factors, the Reporting Persons may continue to hold some or all of their ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions or a distribution of some or all the Issuer’s securities held by the Funds to their partners). There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

As of the date of this statement, none of the Reporting Persons has any plans that would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 603380106	SC 13D/A	Page 15 of 17

3. Item 5 of the Schedule 13D is hereby amended and restated as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) & (b)

The information contained on the cover pages to the Schedule 13D and the information set forth in or incorporated by reference into Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As more fully described therein, (i) IVIII Jersey is the beneficial owner of 737,827 shares of Common Stock, representing approximately 1.9% beneficial ownership of the Common Stock outstanding, (ii) IVIII Delaware is the beneficial owner of 1,498,821 shares of Common Stock, representing approximately 3.8% beneficial ownership of the Common Stock outstanding, (iii) IVPEF III is the beneficial owner of 26,700 shares of Common Stock, representing approximately less than 0.1% beneficial ownership of the Common Stock outstanding, (iv) IVIV Jersey is the beneficial owner of 1,024,923 shares of Common Stock, representing approximately 2.6% beneficial ownership of the Common Stock outstanding, (v) IVPEF IV is the beneficial owner of 97,285 shares of Common Stock, representing approximately 0.2% beneficial ownership of the Common Stock outstanding, (vi) IVV Jersey is the beneficial owner of 810,520 shares of Common Stock, representing approximately 2.1% beneficial ownership of the Common Stock outstanding, (vii) IVPEF V is the beneficial owner of 6,567 shares of Common Stock, representing less than 0.1% of the Common Stock outstanding and (viii) Yucca is the beneficial owner of 54,039 shares of the Issuer’s Common Stock, representing approximately 0.1% of the Common Stock outstanding. Each Reporting Person named above in this paragraph has sole voting and dispositive control over such shares of Common Stock, except that Index Venture III, Index Venture IV and/or Index Venture V, as applicable and as set forth on the cover pages to the Schedule 13D, may be deemed to share the right to direct the voting and dispositive control over certain of such shares.

By virtue of its status as general partner of IVIII Jersey, IVIII Delaware and IVPEF III and its affiliation with Yucca, Index Venture III may be deemed to share voting and dispositive power with respect to 2,297,995 shares of Common Stock, representing approximately 5.9% beneficial ownership of the Common Stock outstanding.

By virtue of its status as general partner of IVIV Jersey and IVPEF IV and its affiliation with Yucca, Index Venture IV may be deemed to share voting and dispositive power with respect to 1,131,258 shares of Common Stock, representing approximately 2.9% beneficial ownership of the Common Stock outstanding.

By virtue of its status as general partner of IVV Jersey and IVPEF V and its affiliation with Yucca, Index Venture V may be deemed to share voting and dispositive power with respect to 827,429 shares of Common Stock, representing approximately 2.1% beneficial ownership of the Common Stock outstanding.

All percentage calculations in this Item 5 are based upon 39,025,471 shares of Common Stock outstanding as of May 1, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2019, as filed with the Securities and Exchange Commission on May 6, 2019. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of capital stock of the Issuer owned by all other Reporting Persons, and this report shall not be deemed an admission that any Reporting Person is the beneficial owner of any other Reporting Person’s securities for purposes of Section 16 or for any other purpose, except to the extent of its respective pecuniary interest therein.

(c) Other than the transactions described in the attached Annex I, no Reporting Person has effected any transactions in shares of Common Stock in the last 60 days.

CUSIP No. 603380106	SC 13D/A	Page 16 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2019

INDEX VENTURE ASSOCIATES III LIMITED

By:	/s/ Nigel Greenwood
Name: Nigel Greenwood
Title: Director

INDEX VENTURES III (JERSEY) L.P.

By:	Index Venture Associates III Limited, its General Partner

By:	/s/ Nigel Greenwood
Name: Nigel Greenwood
Title: Director

INDEX VENTURES III (DELAWARE) L.P.

By:	Index Venture Associates III Limited, its General Partner

By:	/s/ Nigel Greenwood
Name: Nigel Greenwood
Title: Director

INDEX VENTURES III PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	Index Venture Associates III Limited, its General Partner

By:	/s/ Nigel Greenwood
Name: Nigel Greenwood
Title: Director

INDEX VENTURE ASSOCIATES IV LIMITED

By:	/s/ Michael Johnson
Name: Michael Johnson
Title: Director

INDEX VENTURES IV (JERSEY) L.P.

By:	Index Venture Associates IV Limited, its General Partner

By:	/s/ Michael Johnson
Name: Michael Johnson
Title: Director

CUSIP No. 603380106	SC 13D/A	Page 17 of 17

INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	Index Venture Associates IV Limited, its General Partner

By:	/s/ Michael Johnson
Name: Michael Johnson
Title: Director

INDEX VENTURE ASSOCIATES V LIMITED

By:	/s/ Michael Johnson
Name: Michael Johnson
Title: Director

INDEX VENTURES V (JERSEY) L.P.

By:	Index Venture Associates V Limited, its General Partner

By:	/s/ Michael Johnson
Name: Michael Johnson
Title: Director

INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	Index Venture Associates V Limited, its General Partner

By:	/s/ Michael Johnson
Name: Michael Johnson
Title: Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as Administrator of the Index Co-Investment Scheme

By:	/s/ Sarah Earles and Michael Johnson
Name: Sarah Earles and Michael Johnson
Title: Authorized Signatories

Schedule A

The name and present principal occupation of each director of Index Venture Associates III Limited is set forth below. The business address of each director of Index Venture is c/o Index Venture Associates III Limited, 44 Esplanade, 5th Floor, St. Helier, Jersey, JE1 3FG, Channel Islands. All the persons listed below are citizens of Jersey (Channel Islands).

Name	Position with Index Venture	Principal Occupation (if different)
David Hall	Director	Non-executive director for various private equity structures

Ian Henderson	Director	Director of EFG Wealth Solutions (Jersey) Limited

Nigel Greenwood	Director	Director of EFG Wealth Solutions (Jersey) Limited

Sinéad Meehan	Director	Internal Legal Counsel Index Ventures group

The name and present principal occupation of each director of Index Venture Associates IV Limited is set forth below. The business address of each director is c/o Index Venture Associates IV Limited, 44 Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands. All the persons listed below are citizens of Jersey (Channel Islands).

Name	Position with Index Venture	Principal Occupation (if different)
David Hall	Director	Non-executive director for various private equity structures

Phil Balderson	Director	Non-executive director for various private equity structures

Michael Johnson	Director	Director of Intertrust Fund Services (Jersey) Limited

Sinéad Meehan	Director	Internal Legal Counsel Index Ventures group

The name and present principal occupation of each director of Index Venture Associates V Limited is set forth below. The business address of each director is c/o Index Venture Associates V Limited, 44 Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands. All the persons listed below are citizens of Jersey (Channel Islands).

Name	Position with Index Venture	Principal Occupation (if different)
David Hall	Director	Non-executive director for various private equity structures

Phil Balderson	Director	Non-executive director for various private equity structures

Michael Johnson	Director	Director of Intertrust Fund Services (Jersey) Limited

Sinéad Meehan	Director	Internal Legal Counsel Index Ventures group

Annex I

Information With Respect to Transactions of Shares during the Past 60 Days

Index III Jersey

Date	Transaction	Shares	Price/Share ($)(1)
05/14/2019	Sale	6,340	$7.0548
05/15/2019	Sale	9,259	$6.6357
05/16/2019	Sale	7,772	$6.3715
05/17/2019	Sale	3,938	$6.0164
05/20/2019	Sale	35	$6.075
06/11/2019	Sale	5,746	$4.7769
06/12/2019	Sale	4,663	$4.5719
06/13/2019	Sale	9,238	$4.5133
06/14/2019	Sale	4,363	$4.4971
06/17/2019	Sale	9,749	$4.4487

(1)	Weighted average price per share, other than the May 20 sale which was a block trade.

Index III Delaware

Date	Transaction	Shares	Price/Share ($)(1)
05/14/2019	Sale	12,878	$7.0548
05/15/2019	Sale	18,809	$6.6357
05/16/2019	Sale	15,787	$6.3715
05/17/2019	Sale	7,999	$6.0164
05/20/2019	Sale	70	$6.075
06/11/2019	Sale	11,672	$4.7769
06/12/2019	Sale	9,472	$4.5719
06/13/2019	Sale	18,767	$4.5133
06/14/2019	Sale	8,862	$4.4971
06/17/2019	Sale	19,804	$4.4487

(1)	Weighted average price per share, other than the May 20 sale which was a block trade.

Index III Parallel

Date	Transaction	Shares	Price/Share ($)(1)
05/14/2019	Sale	229	$7.0548
05/15/2019	Sale	335	$6.6357
05/16/2019	Sale	281	$6.3715
05/17/2019	Sale	143	$6.0164
05/20/2019	Sale	1	$6.075
06/11/2019	Sale	208	$4.7769
06/12/2019	Sale	169	$4.5719
06/13/2019	Sale	334	$4.5133
06/14/2019	Sale	158	$4.4971
06/17/2019	Sale	353	$4.4487

(1)	Weighted average price per share, other than the May 20 sale which was a block trade.

Index IV Jersey

Date	Transaction	Shares	Price/Share ($)(1)
05/14/2019	Sale	8,806	$7.0548
05/15/2019	Sale	12,862	$6.6357
05/16/2019	Sale	10,796	$6.3715
05/17/2019	Sale	5,470	$6.0164
05/20/2019	Sale	48	$6.075
06/11/2019	Sale	7,982	$4.7769
06/12/2019	Sale	6,477	$4.5719
06/13/2019	Sale	12,833	$4.5133
06/14/2019	Sale	6,060	$4.4971
06/17/2019	Sale	13,542	$4.4487

(1)	Weighted average price per share, other than the May 20 sale which was a block trade.

Index IV Parallel

Date	Transaction	Shares	Price/Share ($)(1)
05/14/2019	Sale	836	$7.0548
05/15/2019	Sale	1,221	$6.6357
05/16/2019	Sale	1,025	$6.3715
05/17/2019	Sale	519	$6.0164
05/20/2019	Sale	5	$6.075
06/11/2019	Sale	758	$4.7769
06/12/2019	Sale	615	$4.5719
06/13/2019	Sale	1,218	$4.5133
06/14/2019	Sale	575	$4.4971
06/17/2019	Sale	1,285	$4.4487

(1)	Weighted average price per share, other than the May 20 sale which was a block trade.

Index V Jersey

Date	Transaction	Shares	Price/Share ($)(1)
05/14/2019	Sale	6,964	$7.0548
05/15/2019	Sale	10,171	$6.6357
05/16/2019	Sale	8,537	$6.3715
05/17/2019	Sale	4,326	$6.0164
05/20/2019	Sale	38	$6.075
06/11/2019	Sale	6,312	$4.7769
06/12/2019	Sale	5,122	$4.5719
06/13/2019	Sale	10,148	$4.5133
06/14/2019	Sale	4,792	$4.4971
06/17/2019	Sale	10,709	$4.4487

(1)	Weighted average price per share, other than the May 20 sale which was a block trade.

Index V Parallel

Date	Transaction	Shares	Price/Share ($)(1)
05/14/2019	Sale	57	$7.0548
05/15/2019	Sale	83	$6.6357
05/16/2019	Sale	69	$6.3715
05/17/2019	Sale	35	$6.0164
05/20/2019	Sale	0	$6.075
06/11/2019	Sale	51	$4.7769
06/12/2019	Sale	41	$4.5719
06/13/2019	Sale	83	$4.5133
06/14/2019	Sale	39	$4.4971
06/17/2019	Sale	87	$4.4487

(1)	Weighted average price per share, other than the May 20 sale which was a block trade.

Yucca Jersey

Date	Transaction	Shares	Price/Share ($)(1)
05/14/2019	Sale	464	$7.0548
05/15/2019	Sale	678	$6.6357
05/16/2019	Sale	569	$6.3715
05/17/2019	Sale	288	$6.0164
05/20/2019	Sale	3	$6.075
06/11/2019	Sale	421	$4.7769
06/12/2019	Sale	342	$4.5719
06/13/2019	Sale	677	$4.5133
06/14/2019	Sale	320	$4.4971
06/17/2019	Sale	714	$4.4487

(1)	Weighted average price per share, other than the May 20 sale which was a block trade.